GOOGLE INC.

1600 Amphitheatre Parkway

Mountain View, California 94043

November 23, 2004

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-1004

Attention: Karen Garnett

Re:	Google Inc.
Registration Statement on Form S-1 (File No. 333-117934)

Acceleration Request

    Requested Date: Wednesday, November 24, 2004

    Requested Time: 3:00 p.m., Pacific Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Google Inc. (the “Registrant”) hereby requests that the Commission take appropriate action to make the Registrant’s Registration Statement on Form S-1 (File No. 333-117934) effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby acknowledges its obligations under the Securities Act.

Sincerely, Google Inc.

By:	/s/ David Drummond
David Drummond Vice President of Corporate Development, Secretary and General Counsel
cc:	Peggy Kim
George Reyes, Google Inc.
Christian E. Montegut, Esq.